HOGAN & HARTSON
L.L.P.

02 MAY 24 AM 10: 1

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

May 23, 2002

02034295

BY HAND

SUPPL

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Quarterly Information (CVM) – Quarter Ended March 31, 2002

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

dw 5/24

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

REGISTRATION WITH THE BRAZILIAN SECURITIES COMMISSION (CVM) DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, WITH ITS MANAGEMENT BEING RESPONSIBLE FOR THE TRUTH OF THE INFORMATION PROVIDED.

02 MAY 24 AM 10:

01.01 - IDENTIFICATION

1. CVM CODE NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73
4. NIRE 31300046389		

01.02 - HEAD OFFICES

1. FULL ADDRESS Av. Carandaí, 1.115 – 21º - 26º andar				2. DISTRICT Funcionários
3. ZIP CODE 30130-915		4. CITY Belo Horizonte		5. STATE Minas Gerais
6. AREA CODE 31	7. TELEPHONE 3219-1122	8. TELEPHONE	9. TELEPHONE	10. TELEX
11. AREA CODE 31	12. FAX 3219-1307	13. FAX	14. FAX	
15. E-MAIL belgo@belgo.com.br				

01.03 - MARKET RELATIONS DIRECTOR (Address for Correspondence with the Company)

1. NAME Marcos Piana de Faria				
2. FULL ADDRESS Av. Carandaí, 1.115 – 24º andar				3. DISTRICT Funcionários
4. ZIP CODE 30130-915		5. CITY Belo Horizonte		6. STATE Minas Gerais
7. AREA CODE 31	8. TELEPHONE 3219-1420	9. TELEPHONE	10. TELEPHONE	11. TELEX
12. AREA CODE 31	13. FAX 3219-1358	14. FAX	15. FAX	
16. E-MAIL maros.faria@belgo.com.br				

01.04 - REFERENCE / AUDITOR

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1. START	2. FINISH	3. NUMBER	4. START	5. FINISH	6. NUMBER	7. START	8. FINISH
Jan 1, 2002	Dec 31, 2002	1	Jan 1, 2002	Mar 31, 2002	4	Oct 1, 2001	Dec 31, 2001
9. NAME OF AUDITOR PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES					10. CVM CODE Nº 00287-9		
11. NAME OF TECHNICAL EXPERT IN CHARGE ROGÉRIO ROBERTO GOLLO					12 PERSONAL TAX NO. (CPF) OF TECHNICAL EXPERT IN CHARGE 365.244.920.72		

01.01 - IDENTIFICATION

1. CVM CODE NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.05 - EQUITY CAPITAL COMPOSITION

No. OF SHARES (000)	1 - CURRENT QUARTER March 31, 2002	2 - PREVIOUS QUARTER December 31, 2001	3 - SAME QUARTER PREVIOUS YEAR March 31, 2001
Paid-In Capital			
1 – Common	3.905.001	3.905.001	3.905.001
2 – Preferred	2.857.544	2.857.544	2.857.512
3 – Total	6.762.545	6.762.545	6.762.513
In Treasury			
4 – Common	0	0	0
5 – Preferred	68.300	68.300	68.300
6 – Total	68.300	68.300	68.300

01.06 - CORPORATE CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - TYPE OF STOCK CONTROL Foreign
4 - ACTIVITY CODE NO. *1140200 – Steel-making*
5 - CORE BUSINESS Fabrication of steel, rolled and wire products
6 - TYPE OF CONSOLIDATED Not presented
7 - TYPE OF AUDITORS REPORT No reservations

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CORPORATE TAX NO. (CNPJ)	3 - REGISTERED CORPORATE NAME

01.08 – CASH INCOME DECIDED AND / OR PAID DURING AND AFTER THE QUARTER

1. ITEM	2. EVENT	3. APPROVAL	4. INCOME	5. START PAYMENT	6. TYPE SHARE	7. INCOME X SHARE
01	RCA	12/07/2001	Interest on Equity	01/15/2002	ON	9,3200000000
02	RCA	12/07/2001	Interest on Equity	01/15/2002	PN	10,2500000000

.01 - IDENTIFICATION

. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

.09 - PAID-IN EQUITY CAPITAL AND ALTERATIONS DURING THE CURRENT FINANCIAL YEAR

ITEM	2. DATE OF ALTERATION	3. VALUE OF EQUITY CAPITAL (R$ 000)	4. VALUE OF ALTERATION (R$ 000)	5. ORIGIN OF ALTERATION	7. Nº SHARES ISSUED (000)	8. SHARE PRICE ON ISSUE (Reais)

.10 - MARKET RELATIONS DIRECTOR

DATE	2. SIGNATURE
04/26/2002	

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET – ASSETS (R$ 000)

1. CODE NO.	2. DESCRIPTION	3. 03/31/2002	4. 12/31/2001
1	Total Assets	3.433.386	3.331.773
1.01	Current Assets	854.712	811.821
1.01.01	Cash on hand and banks	396.638	386.249
1.01.02	Credits	165.133	167.260
1.01.02.01	Customer accounts receivable	130.977	145.012
1.01.02.02	Accounts receivable from associated companies	9.588	7.518
1.01.02.03	Accounts receivable from subsidiary companies	17.512	13.316
1.01.02.04	Other accounts receivable	7.056	1.414
1.01.03	Inventory	217.156	210.041
1.01.03.01	Finished products	86.116	71.746
1.01.03.02	Products being fabricated	23.197	26.772
1.01.03.03	Feedstock and consumption materials	63.893	70.630
1.01.03.04	Maintenance parts and sundry materials	22.770	22.509
1.01.03.05	Imports under way	21.180	18.384
1.01.04	Others	75.785	48.271
1.02	Long-term Assets	782.741	771.006
1.02.01	Sundry Credits	121.909	115.519
1.02.01.01	Accounts receivable / divestment of permanent assets	8.964	8.952
1.02.01.02	Amounts deposited in escrow and court costs	102.182	95.781
1.02.01.03	Other credits	10.763	10.786
1.02.02	Credits with Related Parties	573.732	566.901
1.02.02.01	With associated companies	32.726	47.005
1.02.02.01.01	Acindar	32.726	47.005
1.02.02.02	With subsidiaries	541.006	519.896
1.02.02.02.01	Belgo-Mineira Uruguay S.A.	293.607	288.249
1.02.02.02.02	Belgo-Mineira Participação Indústria e Comércio Ltda.	236.211	224.618
1.02.02.02.04	Others	11.188	7.029
1.02.02.03	With other Related Parties	0	0
1.02.03	Others	87.100	88.586
1.02.03.01	Income Tax rebates	72.849	72.849
1.02.03.02	Property for sale	3.031	2.682
1.02.03.03	Taxes and Social Security to offset	11.220	13.055
1.03	Permanent assets	1.795.933	1.748.946
1.03.01	Investments	575.283	537.267
1.03.01.01	Stakes in associated companies	961	327
1.03.01.02	Stakes in subsidiary companies	572.124	534.742
1.03.01.02.01	CAF Santa Bárbara Ltda	119.629	120.566
1.03.01.02.02	Belgo Bekaert Arames S/A	206.747	198.720
1.03.01.02.03	Belgo-Mineira Participação Ind. e Com. S/A	100.467	75.373
1.03.01.02.04	BMB - Belgo-Mineira Bekaert Art. Arames Ltda	52.714	49.695
1.03.01.02.05	BMF Fomento Mercantil Ltda	41.558	39.767

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 - EQUITY BALANCE SHEET – ASSETS (R$ 000)

1. CODE NO.	2. DESCRIPTION	3. 03/31/2002	4. 12/31/2001
1.03.01.02.06	Bemex International Ltd	24.193	24.811
1.03.01.02.07	Belgo-Mineira Com. Exp. S.A. - Bemex	5.882	5.876
1.03.01.02.08	Belgopar S.A.	2.797	2.995
1.03.01.02.09	Itaúna Siderúrgica Ltda	8.026	7.375
1.03.01.02.10	Belgo Trade S.A.	46	38
1.03.01.02.11	BMS - Belgo-Mineira Sistemas S.A.	9.574	9.038
1.03.01.02.12	BME - Belgo-Mineira Engenharia Ltda.	491	488
1.03.01.03	Other Investments	2.198	2.198
1.03.02	Fixed assets	1.163.295	1.154.728
1.03.02.01	Industrial and administrative buildings	208.114	204.113
1.03.02.02	Industrial facilities	1.290.962	1.287.490
1.03.02.03	Lands	127.057	128.853
1.03.02.04	Assets under construction	74.812	57.125
1.03.02.05	Imports under way	97	46
1.03.02.06	Advance to suppliers	39.019	37.523
1.03.02.07	Others	90.251	89.213
1.03.02.08	Depreciation	(667.017)	(649.635)
1.03.03	Deferred	57.355	56.951

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.02 - EQUITY BALANCE SHEET – LIABILITIES (R$ 000)

1. CODE NO.	2. DESCRIPTION	3. 03/31/2002	4. 12/31/2001
2.	Total liabilities	3.433.386	3.331.773
2.01	Current liabilities	536.403	569.141
2.01.01	Loans & Financing	296.487	333.967
2.01.02	Debentures	17.000	5.043
2.01.03	Suppliers	83.991	69.271
2.01.04	Taxes, levies & social security	61.690	26.904
2.01.04.01	Income Tax & Social Security	18.210	380
2.01.04.02	Tax on industrial operations	43.480	26.524
2.01.05	Dividends Payable	847	57.392
2.01.06	Provisions	8.898	11.152
2.01.07	Debts with Related Parties	28.913	24.639
2.01.08	Others	38.577	40.773
2.01.08.01	Wages & charges payable	23.422	23.198
2.01.08.02	Other accounts payable	15.155	17.575
2.02	Long-term liabilities	809.071	756.856
2.02.01	Loans & Financing	459.524	401.123
2.02.02	Debentures	38.543	54.554
2.02.03	Provisions	300.421	290.678
2.02.03.01	Provisions for contingencies	300.421	290.678
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	10.583	10.501
2.02.05.01	Income Tax	4.385	4.385
2.02.05.02	Others	6.198	6.116
2.03	Earnings on future financial years	0	0
2.05	Net equity	2.087.912	2.005.776
2.05.01	Paid-In Equity capital	765.423	765.423
2.05.02	Capital reserves	205.298	205.298
2.05.02.01	Shares held In Treasury	(3.149)	(3.149)
2.05.02.02	Allocations for investments & others	208.447	208.447
2.05.03	Reassessment reserves	87.969	87.969
2.05.03.01	Company assets	58.352	58.352
2.05.03.02	Associated and subsidiary companies	29.617	29.617
2.05.04	Profit reserves	875.523	875.523
2.05.04.01	Legal	85.351	85.351
2.05.04.02	Statutory	560.199	560.199
2.05.04.03	Contingencies	0	0
2.05.04.04	Future Profits	0	0
2.05.04.05	Profits withheld	116.825	116.825
2.05.04.06	Special for dividends not distributed	0	0
2.05.04.07	Other profit reserves	113.148	113.148
2.05.05	Accumulated profits / losses	153.699	71.563

.01 - IDENTIFICATION

CVM CODE NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

.01 - EARNINGS STATEMENT (R$ 000)

CODE NO.	2. DESCRIPTION	3. 01/01/2002 to 03/31/2002	4. 01/01/2002 to 03/31/2002	5. 01/01/2001 to 03/31/2001	6. 01/01/2001 to 03/31/2001
01	Gross revenue from Sales and/or Services	455.857	455.857	379.663	379.663
02	Deductions from Gross revenue	(103.693)	(103.693)	(89.633)	(89.633)
03	Net revenue from Sales and/or Services	352.164	352.164	290.030	290.030
04	Cost of Goods and/or Services sold	(227.447)	(227.447)	(204.452)	(204.452)
05	Gross earnings	124.717	124.717	85.578	85.578
06	Operating Expenses / Revenues	2.859	2.859	(17.303)	(17.303)
06.01	On Sales	(15.497)	(15.497)	(11.572)	(11.572)
06.02	Overhead	(15.517)	(15.517)	(12.407)	(12.407)
06.03	Financial	(4.240)	(4.240)	(2.232)	(2.232)
06.03.01	Financial revenues	20.224	20.224	50.665	50.665
06.03.02	Financial expenses	(24.464)	(24.464)	(52.897)	(52.897)
06.04	Other operating revenues	4.575	4.575	3.220	3.220
06.05	Other operating expenses	(4.721)	(4.721)	(4.856)	(4.856)
06.06	Equity earnings	38.259	38.259	10.544	10.544
06.06.01	Equity earnings	43.537	43.537	11.838	11.838
06.06.02	Losses on investments in subsidiary companies	(5.278)	(5.278)	(1.294)	(1.294)
07	Operating earnings	127.576	127.576	68.275	68.275
08	Non-operating earnings	(16.396)	(16.396)	(2.813)	(2.813)
08.01	Revenues	450	450	936	936
08.01.01	Equity earnings	(16.846)	(16.846)	(3.749)	(3.749)
08.01.02	Others	111.180	111.180	65.462	65.462
08.02	Expenses	(26.038)	(26.038)	(22.690)	(22.690)
09	Earnings before Tax / Holdings	0	0	0	0
10	Provision for Income Tax & Social Security	(3.006)	(3.006)	(1.214)	(1.214)
11	Deferred Income Tax	(3.006)	(3.006)	(1.214)	(1.214)
12	Statutory Dues / Holdings	0	0	0	0
12.01	Holdings	0	0	0	0
12.02	Dues & levies	0	0	0	0
13	Reversal of Interest on Equity	0	0	0	0

.01 - IDENTIFICATION

CVM CODE NO.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NO. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

.01 - EARNINGS STATEMENT (R$ 000)

CODE NO.	2. DESCRIPTION	3. 01/01/2002 to 03/31/2002	4. 01/01/2002 to 03/31/2002	5. 01/01/2001 to 03/31/2001	6. 01/01/2001 to 03/31/2001
15	Profit / loss for Period	82.136	82.136	41.558	41.558
	NO. OF SHARES, EX-TREASURY (000)	6.694.245	6.694.245	6.694.213	6.694.213
	PROFIT X SHARE	0,01227	0,01227	0,00621	0,00621
	LOSS X SHARE				

1 – OPERATING CONTEXT

The main purpose of the company is the fabrication of steel, rolled products and wires, as well as holding stakes in any other enterprises that are related to its registered corporate purpose, either directly or indirectly.

The company runs an integrated steel complex (João Monlevade, Minas Gerais State), to wires plant (Sabará, also in Minas Gerais State), two electric steel-shops and rolling mills (Cariacica, Espírito Santo State) and Piracicaba (São Paulo State), in addition to nine distribution depots for its products, while also holding stakes in its subsidiary and associated companies.

As stated in Explanatory Note No. 15, significant portions of its operations are undertaken with related parties, particularly its subsidiary company Belgo-Mineira Bekaert Arames S.A., at prices and conditions compatible with those in effect on the market, in view of the volumes and periods of these transactions.

2 - MAIN ACCOUNTING PRACTICES

This information in this Quarterly Report (ITR) was prepared according to the main accounting principles under Brazilian Company Law and in compliance with the rules issued by the Brazilian Securities Commission (CVM - *Comissão de Valores Mobiliários*), presented in thousands of Reais.

[A] Calculation of earnings

The earnings are calculated on an accrual basis by financial year, adjusted by the amount to be allocated to income tax and social security due on taxable profits, and income tax and social security to be rebated in subsequent financial years through tax deductions for provisions established or on the realization of credits arising from tax losses posted under current or long term assets.

[B] Current and long term assets

Inventory is shown at average purchase or production costs, below replacement costs or realization values. Imports under way are shown at the accumulated cost for each transaction.

Other assets are shown at realization value, including income, when applicable and monetary variations calculated, or at cost for expenditures during the financial year.

The provision for doubtful accounts is based on an analysis undertaken by the Management, taking into consideration the economic context, past experience and the specific and overall risks of the accounts receivable portfolio.

[C] Permanent assets

Shown at cost, restated through to December 31, 1995 and based on official indexes, together with the following aspects:

- The investments in the subsidiary and associated companies are assessed by the equity earnings method. The premiums or discounts calculated by the company (Explanatory Note No. 5 (f)) on the acquisition of investments are amortized over to period defined in accordance with the grounds that gave rise to them;
- The lands account includes the results of re-appraisals;
- The depreciation on property, plant and equipment is calculated by the linear method at the rates mentioned in Explanatory Note No. 6, and posted mainly at production cost; and
- Deferred is represented mainly by premiums on the acquisition of the subsidiary company taken over (Explanatory Note No. 7 (b)). The deferred expenditures are being amortized, mainly over to period of ten years.

[D] Current and long term liabilities

These are shown at known or calculable values, in addition to the corresponding charges and monetary variations when applicable and incurred on to *pro rata diem* basis.

[E] Transaction in foreign currency

The conversion criteria for the asset and liability balances for transactions in foreign currency consist of conversion to Brazilian currency (R$) at the foreign exchange rate in effect on the closing date for the financial year (US$ 1.00 = R$ 2.3236).

3 – CASH ON HAND AND BANKS

	Mar 31, 2002	Dec 31, 2001
Cash on hand & banks – account movement	2,952	1,137
Short-term financial investments	393,686	385,112
Total	**396,638**	**386,249**

The short-term financial investments of the company consist of:

Type	Rate	Liquidity	Mar 31, 2002	Dec 31, 2001
Exclusive Fund – Federal Government Foreign Exchange Papers	Quota (US$)	Immediate	132,480	99,604
Export Note – Private papers	Foreign exchange + Variation 10.95% p.a.	Immediate	233,275	283,712
Others			27.931	1.796
			393.686	**385.112**

4 – CUSTOMER ACCOUNTS RECEIVABLE

	March 31, 2002	Dec 31, 2001
Customer accounts receivable		
Domestic market	113,874	99,952
Exports	71.727	75,668
Discounted foreign exchange notes and duplicate invoices	(49,183)	(25,221)
Provision for doubtful accounts	(5,441)	(5,387)
Total	**130,977**	**145,012**

5 - STAKES IN SUBSIDIARY AND ASSOCIATED COMPANIES

[A] Movement:

Dec 31, 2001	**535,069**
Dividends and Interest on Equity received – BMB	(394)
Proposed Interest on Equity - Belgo Bekaert Arames S.A.	(4,937)
Dividends Received – Bemex S.A.	(440)
Capital Subscription – Estrutura Net	250
Equity earnings	43,537
March 31, 2002	**573,085**

B] The relevant information on the subsidiary and associated companies on March 31, 2002 is shown below:

	BMP	BMB	Belgo Par	Belgo Bekaert Arames	Guilman Amorim	CAF	Others	Total
Number of shares/quotas owned	29,704,131	366,433	499,090	346,875,787	510	9,771,068		
% stake in voting capital	99.99	55.50	100.00	54.85	51.00	100.00		
% stake in total capital	99.99	55.50	100.00	54.85	51.00	100.00		
Equity capital	40,000	17,793	500	272,329	37,450	68,788		
Net Equity	100,477	94,980	2,797	380,3281	(5,258)	119,629		
Net profit (losses) for quarter	25,096	5,833	(198)	23.636	4,181	(937)		
Investment balance	100,467	52,714	2,797	214,091	-	119,629	83,387	573,085
Equity earnings	25,094	3,237	(198)	12,964	-	(937)	3,377	43,537

[C] Established for to specific purpose, Belgo-Mineira Participação Indústria e Comércio S.A. (BMP) is to subsidiary company set up to administer the lease with purchase option of the facilities of Mendes Júnior Siderurgia S.A. The lease contract is scheduled to expire on January 31, 2003, and may be automatically extended through to 2006. Talks have been concluded by BMP, with signature of agreements involving the acquisition of the credits held by the main creditors (96%) against Mendes Júnior Siderurgia S.A., in the amount of R$ 299,158. The remaining creditors of Mendes Júnior Siderurgia S.A. were presented with to proposal to acquire the outstanding credits, with negotiations currently under way.

Additionally, the acquisition of the above-mentioned credits included their rights and guarantees held against Mendes Júnior Siderurgia S.A., with the subsidiary company leasing the industrial facilities under to long term contract and also holding title to the most senior third mortgage, having settled the credits guaranteed by the first and second mortgages on the respective lands, industrial complex and accessories.

04.01 - EXPLANATORY NOTES

[D] Through its wholly-owned subsidiaries Belgopar and Belgo-Mineira Uruguay S.A. (BMU), in December 2000 the parent company signed several agreements establishing the bases for to strategic association with the main shareholders in ACINDAR Indústria Argentina de Aceros S.A.

This subsidiary allocated investments to ACINDAR equivalent to US$ 131 million through to March 31, 2002, with US$ 60 million in shares representing 20.44% of the equity capital and US$ 46 million in Tradable Convertible Obligations (ONCs – *Obrigações Negociáveis Conversíveis*), as well as acquiring option rights to purchase new ACINDAR shares worth US$ 25 million. This wholly-owned subsidiary acquired these assets mainly through financing taken out with the parent company. On March 31, 2002, these assets totaled R$ 167,979 (Dec 31, 2001 - R$ 292,019).

Additionally the company acquired High Yield Debt Bonds issued by ACINDAR, and also transferred funds through to loan contract, totaling US$ 4.3 million and US$ 16.3 million respectively. On March 31, 2002, these assets totaled R$ 33.409 (Dec 31, 2001 - R$ 47,005).

The ACINDAR restructuring plan makes provision for an increase in net revenues, with lower costs and less debt, in parallel to restructuring the organization. The worsening political and economic situation in Argentina undermined domestic demand sharply, bring the cash-flow generation down to to level insufficient to cover its debt service requirements.

Various actions under way and designed to solve these problems include restructuring its financial debt, leaner working capital requirements, assigning high priority to production, boosting exports, and redefining its sales strategy and policy. These steps will allow ACINDAR to generate the cash-flow required to structure its operations and retain its position as the leading producer of long steel products in Argentina.

The company is firmly convinced that ACINDAR will come through this phase with all the conditions needed to make it profitable. Nevertheless, to provision of R$ 127,523 was set aside to cover an possible future losses by ACINDAR, representing the entire stake and entered in the accounts under the heading: "Provisions for Contingencies" under Long-term Liabilities, based on the adjustment in the Equity Balance Sheet on March 31, 2002 of this associated company, at the foreign exchange rate of US$ 1.00 = $ 2.91 Argentine pesos.

04.01 - EXPLANATORY NOTES

[E] The company established Itaúna Siderúrgica Ltda. as to subsidiary company leasing the industrial facilities in the bankrupt estate of Companhia Industrial Itaunense at Itaúna, Minas Gerais State from September 1, 2000, under to four-year agreement with to purchase option on expiry of this contract.

[F] The indirect stakes held by the company are summarized below:

	Percentage Stake	
	Mar 31, 2002	Dec 31, 2001
Subsidiary companies		
Abemex S.A.	60.00	60.00
Belgo-Mineira Uruguay S.A.	100.00	100.00
Jossan S.A.	54.32	54.32
PBM - Picchioni Belgo-Mineira DTVM S.A.	74.50	74.50
Associated companies		
Acindar Industria Argentina de Aceros S.A.	20.44	20.44
Cimaf Cabos S.A.	27.43	27.43
Procables S.A.	26.19	26.19
Productos de Aceros S.A. - PRODINSA	27.43	27.43
Trefilarbed Arkansas Inc.	7.84	7.84
Wire Rope Industries Limited	27.43	27.43

[G] The discounts will be posted only on the write-off or divestment of the investment, for other economic reasons.

	Mar 31, 2002	Dec 31, 2001
Belgo Bekaert Arames S.A.	(7,344)	(7,344)
BMS - Belgo-Mineira Sistemas S.A.	(85)	(85)
Total	**(7,429)**	**(7,429)**

6 – PROPERTY, PLANT AND EQUIPMENT

[A] Composition:

	March 31, 2002			Dec 31, 2001	
	Restated / Re-Assessed Cost	Accumulated Depreciation	Net	Net	Annual Depreciation Rates (%)
Land	127,057		127,057	128,853	
Industrial buildings & offices	208,114	(78,506)	129,608	126,850	2.5
Industrial equipment & facilities	1.290.962	(550,318)	740,644	751,537	5
Others	90,251	(38,193)	52,058	52,794	10 - 20
Works under way	113,928		113,928	94,694	
	1,830,312	(667,017)	1,163,295	1,154,728	

[B] The balance on March 31, 2002 included R$ 58,352 (Dec 31, 2001 - R$ 58,352) related to the re-appraisal of land owned by the Company and undertaken in 1986.

[C] The additions during the quarter refer mainly to acquisitions for projects and industrial upgrades.

[D] The depreciation entered in the accounts at the end of the quarter ending on March 31, 2002 reached R$ 17,820, consisting of amounts assigned to production costs (R$ 16,814) and operating expenses (R$ 1,006).

7 - DEFERRED

[A] Composition:

	March 31, 2002			Dec 31, 2001	
	Cost	Accumulated Amortization	Net	Net	Annual Amortization Rates - (%)
Expansion Projects	20,831		20,831	18,952	20
Premium on acquisition of taken-over subsidiary	58,477	(21,953)	36,524	37,986	10
Other Expenditures	2,829	(2,829)	-	13	
	82,137	(24,782)	57,355	56,951	

[B] The premium on the acquisition of the taken-over subsidiary company originates in the acquisition of the stake in Belgo-Mineira Piracicaba S.A. (formerly Dedini), taken over in May 2000 and being amortized over ten years, according to the future profitability study carried out by independent experts.

8 – LOANS AND FINANCING

[A] The balance for loans and financing is as follows:

	Mar 31, 2002	Dec 31, 2001
Short Term		
R$		
Working Capital	93,674	104,759
Property, plant & equipment	71,162	70,875
US$		
Advance foreign exchange sale	73,844	135,226
Feedstock Imports	44,800	13,074
Property, plant & equipment	13,007	10,033
	296,487	**333,967**
Long Term		
R$		
Property, plant & equipment	228,964	241,375
Working Capital	8,331	
US$		
Advance foreign exchange sale	186,423	119,129
Property, plant & equipment	35,806	40,619
	459,524	**401,123**
	756,011	**735,090**

[B] The long-term portion expires as shown below:

	Mar 31, 2002	Dec 31, 2001
2003	189,282	129,649
2004	111,555	129,092
2005	73,684	58,475
2006	38,818	38,133
2007 onwards	46,185	45,774
	459,524	**401,123**

[C] Interest Rates:

Financing in Brazilian currency is subject to annual interest weighted at 14.78% p.a. (Dec 31, 2001 – 14.34% p.a.), and 5.13 p.a. in foreign currency (Dec 31, 2001 – 6.16% p.a.), plus foreign exchange variation.

[D] Guarantees:

The financing taken out by the company is guaranteed by collateral consisting of items in the fixed assets assessed at R$ 671,522 on March 31, 2002 (Dec 31, 2001- R$ 673,034).

9 – DEBENTURES

The Extraordinary General Meeting held on April 14, 2000 approved the proposal submitted by the Management to proceed with the issue of 51,000 debentures in the total amount of R$ 51,000. They will mature on March 1, 2005, with interest at 5% p.a. above the Long Term Interest Rates, and may be converted into preferred shares as from March 1, 2001. The company placed all the debentures issued in circulation, with the updated value for March 31, 2002 reaching R$ 55,543 (Dec 31, 2001 – R$ 59,597). By Mar 31, 2001, 41 debentures had been converted into shares.

10 – PROVISION FOR CONTINGENCIES

The Management of the company reviewed the known contingencies and assessed the possibility of possible future losses, adjusting the provision for contingencies as required.

The company has several outstanding contingencies consisting of civil, fiscal, tax, environmental and labor cases that are all under way. The successful outcomes of these contingencies are rated as possible for the company, totaling approximately R$ 250,000 on March 31, 2002 (Dec 31, 2001 – R$ 170,000). Based on the opinion of its house counsel and outside legal advisers, the Management does not expect losses on the outcome of these contingencies.

Additionally, the contingencies covered by provisions are related mainly to losses through foreign exchange devaluation for the stake in ACINDAR (Explanatory Note nº 5(d) and tax-related matters, totaling R$ 300,421 on March 31, 2002 (Dec 31, 2001 – R$ 290,678).

Posted under the long-term assets of the company, deposits in escrow reached R$ 102,182 (Dec 31, 2001 – R$ 95,781), and are linked to civil, tax and labor cases (mainly PIS / Cofins).

11 – INCOME TAX AND SOCIAL SECURITY

[A] Deferred income tax and social security:

	Mar 31, 2002	Dec 31, 2001
Income Tax:		
To recover on temporary additions	54,171	54,171
To recover on actuarial provisions	1,017	1,017
Social Security:		
To recover on temporary additions	17,335	17,335
To recover on actuarial provisions	326	326
On Long-Term Assets	72,849	72,849
Income Tax:		
On depreciation with incentive	4,385	4,385
On long-Term Liabilities	4,385	4,385

The credits and debits for income tax and social security will be largely paid up and receivable respectively within five years.

04.01 - EXPLANATORY NOTES

[B] Income tax and social security on earnings:

	March 31, 2002		Mar 31, 2001	
	Income Tax	Social Security	Income Tax	Social Security
Profit before Income Tax, Social Security, employee profit-sharing and statutory allocations	**108,174**	**108,174**	**64,248**	**64,248**
Temporary				
Provisions for:				
Labor cases	(198)	(198)	(393)	(393)
Loss of Credits	15,000	15.000		
Doubtful Accounts	54	54	(550)	(550)
Devaluation of Other Assets	76	76	(955)	(955)
Employee Shares in Profits and Earnings	3,006	3,006	1,214	1,214
Sum of temporary additions (exclusions)	**17.938**	**17,938**	**(684)**	**(684)**
Permanent net additions (exclusions)				
Equity earnings	(38,259)	(38,259)	(10,544)	(10,544)
Interest on Equity received	5,330	5,330	3,801	3,801
Excess depreciation	1,274	980	1,759	653
Employee profit-sharing			(164)	(164)
Bonuses	159		88	
Contributions & donations	753	753	662	662
Non-deductible expenses	37	37	1,029	1,029
Sum of permanent additions (exclusions)	**(30,706)**	**(31,159)**	**(3,369)**	**(4,563)**
Total additions (exclusions)	**(12,768)**	**(13,221)**	**(4,053)**	**(5,247)**
Basis for calculation	**95,406**	**94,953**	**60,195**	**59,001**
Effective rate	25%	9%	25%	9%
Income Tax and Social Security calculated	(23.840)	(8.545)	(15.042)	(5.310)

04.01 - EXPLANATORY NOTES

[C] Reconciliation between income tax and social security calculated and the respective amounts entered under the earnings for the quarter:

	Mar 31, 2002		Mar 31, 2001	
	Income Tax	Social Security	Income Tax	Social Security
Income Tax and Social Security calculated	(23,840)	(8,545)	(15,042)	(5,310)
Book-entry tax credits				
On temporary additions	5,345	1,710	278	
Realization of depreciation with incentives	196		277	
	5,541	1,710	555	
Book-entry tax debits				
On temporary exclusions	(862)	(276)	(490)	
	(862)	(276)	(490)	
Other (expenditures) revenues				
Tax incentives	238		338	
Income Tax adjustment on reassessment reserve			(2,741)	
Others	(4)			
	234		(2,403)	
Total revenues (expenditures) after Income Tax & Social Security	(18,927)	(7,111)	(17,380)	(5,310)

12 – NET EQUITY

[A] Movement during the period:

Dec 31, 2001	**2,005,776**
Net profit for the quarter	82,136
March 31, 2002	**2,087,912**

[B] Paid-in equity capital:

This is represented by 6,762,545,077 registered book-entry shares, consisting of 3,906,001,336 common shares and 2,857,543,741 preferred shares, with no face value. These shares are held by approximately 10,600 shareholders.

Each common share has the right to one vote in the decisions of the General Meeting.

The company holds 68,300,000 preferred shares in Treasury, at the cost of R$ 3,149.

The existing preferred shares take priority in the distribution of dividends under equal conditions with the common shares and for reimbursement of capital, with no premium; they have no voting rights, although they will acquire this prerogative should the minimum dividends guaranteed in the By-Laws not be paid for three consecutive financial years, with this right lapsing on payment of the dividends to which they have the right.

[C] Reserves:

(i) Capital reserve:

- Allocations set aside for investments and others – refers mainly to the tax incentive for the Tax on Industrialized Products (IPI - *Imposto Sobre Produtos Industrializados*) (Law No. 7,554/86) as actually received. This incentive expired in 1993.

(ii) Reassessment reserves

- Reflect the reassessment undertaken by the company and its stake in the corresponding reserve established by its subsidiary Belgo Bekaert Arames S.A., which is being gradually transferred to accumulated profits as the assets covered by the reassessment are realized through either depreciation or write-off;

(iii) Profits Reserves:

- Legal reserve – established on the basis of 5% of the net profit for each financial year up to 20% of the paid-in capital;
- Statutory reserve – established on the basis of 5% to 75% of the net profit for the financial year, intended to underwrite the expansion of corporate activities, either directly or through subsidiary or associated companies, with such deductions ceasing when this reserve reaches 80% of the subscribed equity capital;
- Profits reserve and balance of the accumulated profits account – in previous years these amounts were allocated to underwriting investments and increasing the working capital for the normal activities of the company;
- Capital increase reserve – based on the realized amount in the future profits reserve built up in previous years, after deduction of the corresponding proposed dividends and established in compliance with Brazilian law.

[D] Proposed capital increase

At an Extraordinary General Meeting held on April 18, 2002, the shareholders approved to capital increase from R$ 765,423 to R$ 1,312,443, with no new share issue and using the following accumulated profits and reserves:

• Legal Reserve	85,351
• Statutory Reserve	134,820
• Profits Withheld Reserve	116,825
• Capital Increase Reserve	113,148
• Capital Reserve – premium on sale of shares	25,313
• Accumulated Profits	71,563
	547,020

[E] The By-Laws of the company stipulate the allocation of at least 25% of the net profits for the financial year, restated in compliance with Brazilian Company Law, for payment of the mandatory dividends to the shareholders.

[F] There were no alterations to the shareholders' rights during the first quarter of 2002.

13 – INSURANCE COVERAGE

The company policy is to take out insurance coverage at levels deemed necessary to provide protection against the risks involved. The company takes out operating risks insurance that reduces costs and increases the coverage. The insurance policies provide the following coverage:

	Mar 31, 2002	Dec 31, 2001
Assets insured		
Property, plant and equipment (*)	418,248	538,952
Inventories	17,607	45,130
	435,855	584,082

(*) Coverage by event.

14 - FINANCIAL INSTRUMENTS

The financial instruments of the Company are posted under equity accounts on March 31, 2002 and Dec 31, 2001 at values compatible with those in effect on the market on these dates. The administration of these instruments is handled through operating strategies, seeking liquidity, profitability and security. The control policy consists of permanently monitoring the contracted rates compared to those in effect on the market. The Company does not invest in derivatives or any other high-risk assets.

(a) Credit Risk

The sales policy of the Group is subject to the credit standards established by its Management, which strive minimize any possible future problems caused by customer default. This objective is achieved through selecting customers by their payment capacity, in addition to diversifying the accounts receivable (spreading the risk). The company also has to significant provision for doubtful accounts, totaling R$ 5,441 (Dec 31, 2001 – R$ 5,387) representing 4.78% of the balance of the open accounts receivable on the domestic market (Dec 31, 2001 – 5.39%), in order to cover the credit risk.

(b) Foreign Exchange Risk

As the company has significant liabilities in foreign currency (US dollars), its earnings may be severely affected by variations in the foreign exchange rate.

As to preventive measure designed to mitigate the effects of foreign exchange variations, the Management has adopted to policy of keeping almost all its cash on hand in short-term financial investments tied to the foreign exchange rate, as shown in the following Table:

	Mar 31, 2002	Dec 31, 2001
A) Loans / financing in US dollars	(*) 353,880	(*) 318,081
B) Short-term financial investments in US dollars	388,299	421,064
Net exposure (A-B)	(34,419)	(102,983)

(*) Of the total loans, US$ 14,069,000 (Dec 31, 2001 – US$ 10,471,000) consist of transactions carried out under the aegis of Resolution 63 issued by the Brazilian Central Bank. These transactions are not included here because they were covered by swap transactions tied to the variation in the CDI.

The net exposure in US dollars March 31, 2002, as shown above, should be largely offset by the net balance in the export and import accounts for the 2002 financial year, as shown in the forecast below (not audited):

A) Exports	282,844
B) Imports	157,355
Net Balance (A-B)	125,489

c) Price Risk

With exports equivalent to 17.6% of the revenues forecast for 2002, any possible future volatility in foreign exchange rate in fact represents to price risk that might have adverse effects on the expected earnings. This risk is largely offset by significant import volumes planned for this same year, as shown above.

15 - RELATED PARTIES

The main balances and transactions with the subsidiary and associated companies are carried out under conditions compatible with those in effect on the market, considering prices, periods, financial charges, etc., (non-related parties) and are included in the Quarterly Report for March 31, 2002, summarized as follows:

	Assets		Liabilities	Quarter ending on March 31, 2002		
	Current	LT	Current	Revenues	Expenditures	Purchases
BMP	1,018	236,210		3,578		4,408
CAF		10,525				
Belgo Bekaert Arames	47,539		2,589	115,542		1,476
Jossan	1,018	4,290		6,392		
BMB	3,093			8,370		
BMF	2,246					
BMS					1,220	1,568
Guilman-Amorim						4,802
BMU		293,607		5,358		
Itaúna			1,794			1,188
Acindar		32,726		1,953		
Cimaf Cabos	1,547					
Abemex	18,308					2,448
Total	74,769	577,358	4,383	141,193	1,220	15,890

16 – OTHER INFORMATION

[A] Obligations with Post-Employment Benefits

In 1982, the company signed up for the pension plan offered by Bradesco Previdência e Seguros S.A., with the intention of supplementing (i) the retirement incomes of the participants and (ii) the pensions granted to the dependents of deceased participants.

The future benefits to be paid are the responsibility of Bradesco Previdência e Seguros S.A. The company is neither committed nor obliged to finance any underfunding of the supplementary pension and allowances plan.

04.01 - EXPLANATORY NOTES

On Dec 31, 2001, the company received the liabilities balance for obligations with post-employment benefits, in compliance with Accounting Standards and Procedures NPC nº 26, issued by the Brazilian Independent Auditors Institute (IBRACON – *Instituto dos Auditores Independentes do Brasil*). The liabilities consisting of obligations with post-employment benefits, net of tax effects, was entered in the accounts as to net equity debit adjustment for previous financial years on that date, as shown below:

Present value – accumulated benefits	30,786
Future effects of wage increase	11,729
Present value –obligations covered	42,515
Fair value of plan assets	(38,446)
Present value – obligations not covered / Obligations with post-employment benefits	4,069
Tax effects– 25% Income Tax + 8% Social Security	(1,343)
Initial acknowledgment of obligations with post-employment benefits, net of tax effects – Adjustment for previous years	2,726

The actuarial assumptions used for the actuarial calculation are shown below:

Actuarial method	Projected credit unit
Discount rate	IGP-M + 7% p.a.
Expected rate of return on assets	IGP-M + 7% p.a.
Wage levels increase rate	IGP-M + 3% p.a. for the next 4 years, IGP-M + 2.5% p.a. for the next 5 years and IGP-M + 2% p.a. for the remaining years

The net cost components for the period for the post-employment benefits, projected for 2002, are given below:

Current service cost	1,939
Interest on actuarial obligation	5,243
Expected income on plan assets	(5,057)
Management fee	570
Net cost of post-employment benefits for the period	2,695

The cost to the company over the quarter ending on March 31, 2002 was R$ 1,106 (Mar 31, 2001 – R$ 882).

[B] Remuneration of the Management

During the quarter ending on March 31, 2002, the Directors and the Board received remuneration of R$ 1,029 (Mar 31, 2001 - R$ 716).

05.01 - COMMENTS ON CORPORATE PERFORMANCE

Quarterly Report
1st Quarter, 2002

Parent Company

Net revenues

+ 21.4%
R$ 352.2 million

Operating Margin

26.6%
R$ 93.6 million

EBITDA Margin

32.0%
R$ 112.8 million

Net profit
(before extraordinary earnings)

+ 97.4%
R$ 82.1 million

Summary of Performance during the 1st Quarter of 2002 and 2001

Rolled products production volume (stable) and total sales (-4.2%), aligned with the 2002 forecasts
Sales on the domestic market - 6.3%
Sales on the Exports +17.3% (record exports of wire rod for Steel Cord)
The measures imposed to protect the US steel industry did not affect Belgo exports directly. We share the concerns shown by the Brazilian Steel Institute (IBS - *Instituto Brasileiro de Siderurgia*), and hope that the Brazilian Government will take steps to prevent

Net revenues up (+21.4%) due mainly to exports and the price realignment undertaken in-house due to higher prices for the main input materials and feedstock (public utility rates and imported coke).

EBITDA of R$ 112.8 million, 44.4% higher than the R$ 78.1 million posted during the 1st Quarter of 2001.

Net Profit up 97.4%

Current liquidity index up from 1.3 to 1.6

Investments of R$ 27.2 million below the 2002 Budget, although aligned with the Pluri-Annual Plan (2001-2004) of R$ 640 million.

Productivity + 7.8%, Up from 830 to 895 tons/steel/hour/year (excluding offices and sales).

Devaluation of the Argentine Peso, benefiting revenues to an appreciable extent as well as the cash flow generation at Acindar, and underpinning the operational recovery of this Company. Work continues on renegotiating the debt.

Quarterly Development

		2000	2001					2002
		Year	1st Q	2nd Q	3rd Q	4th Q	Year	1st Q
GDP Growth [1]	(%)	4,36	(0,75)	3,07	0,52	(3,42)	1,51	n.a.
Sales: Brazilian Domestic Market	(000 t)	5.949,0	1.557,2	1.682,6	1.745,1	1.337,4	6.322,3	1.438,3
for Long Rolled Products [2]	(%)	-	7,84	8,06	3,72	(23,36)	6,28	7,54
Sales: Belgo (domestic market)	(000 t)	1.987,2	506,2	565,5	600,3	455,1	2.127,1	482,4
	(%)	-	9,3	11,7	6,2	(24,2)	7,0	6,0

[1] Compared to the 1st Quarter / Previous Year, with no seasonal adjustment (Source: IBGE)
[2] Excluding Pipes (Source: IBS)

05.01 - COMMENTS ON CORPORATE PERFORMANCE

Comments on Performance during the 1st Quarter of 2002 and 2001

The Company presents the analysis of its operating and financial performance for the 1st Quarter of 2002, compared with the same period the previous year and the preceding Quarter.

It also presents the main data and indicators (*pro-forma)* taking into account the earnings of BMP – Belgo Mineira Participação Ind. e Comércio Ltda., included in the Parent Company, as Belgo expects to complete the restructuring project for the Mendes Júnior Siderurgia S/A during 2002.

Production and Sales (10^3 tons) for the Belgo Companies

The volumes and variations in the output of Crude Steel , rolled products and Drawn Wires are distributed as shown below during the relevant Quarters:

Table1
Output: Empresas Belgo Companies (Unit 10^3 tons)

	2002 1st Q	2001 4th Q	Δ%	2001 1st Q	Δ%
CRUDE STEEL					
. Parent Company (Monlevade, Vitória and Piracicaba Mills)	490.1	493.8	(0.7)	485.7	0.9
. BMP (Juiz de Fora Mill)	205.2	196.0	4.7	186.6	10.0
TOTAL	**695.3**	**689.8**	**0.8**	**672.3**	**3.4**
ROLLED PRODUCTS					
. Parent Company (Monlevade, Vitória and Piracicaba Mills)	460.3	437.9	5.1	461.6	(0.3)
. BMP (Juiz de Fora Mill)	184.7	177.7	3.9	187.3	(1.4)
. Itaúna Siderúrgica Ltda (Itaúna Mill)	13.6	14.1	(3.5)	12.1	12.4
TOTAL	**658.6**	**629.6**	**4.6**	**661.0**	**(0.4)**
DRAWN WIRES					
. Parent Company (Sabará Wires Plant)	34.6	33.7	2.7	42.0	(17.6)
. BMP (Juiz de Fora Mill)	41.0	34.1	20.1	38.8	5.7
. BMB / BBA / CIMAF / JOSSAN	139.6	143.2	(2.5)	142.8	(2.2)
TOTAL	**215.2**	**211.1**	**2.0**	**223.6**	**(3.7)**

The same production level for rolled products was posted for the 1st Quarters of 2002 and 2001: 660,000 tons.

05.01 - COMMENTS ON CORPORATE PERFORMANCE

The sales volumes and variations for rolled products and Drawn Wires are distributed as follows during the Quarters:

Table 2
Sales Belgo Companies (Unit 10^3 tons)

	2002	2001	Δ%	2001	Δ%
	1st Q	4th Q		1st Q	
DOMESTIC MARKET					
ROLLED PRODUCTS (*)					
. Parent Company (Monlevade, Vitória and Piracicaba Mills)	312.6	298.3	4.8	333.7	(6.3)
. BMP (Juiz de Fora Mill)	107.2	87.4	22.7	102.5	4.6
. Itaúna Siderúrgica Ltda (Itaúna Mill)	2.7	11.4	(76.3)	11.0	(75.5)
TOTAL	**422.5**	**397.1**	**6.4**	**447.2**	**(5.5)**
DRAWN WIRES					
. Parent Company (Sabará Wires Plant)	21.9	18.9	16.1	33.2	(33.9)
. BMP (Juiz de Fora Mill)	38.0	39.0	(2.6)	30.0	26.7
. BMB / BBA / CIMAF / JOSSAN (**)	124.7	113.4	10.0	126.1	(1.1)
TOTAL	**184.6**	**171.3**	**7.8**	**189.3**	**(2.5)**
EXPORTS					
. Total rolled products	141.7	130.5	8.6	104.8	35.2
. Total Drawn Wires	10.5	10.3	1.9	12.6	(16.7)

(*) Includes sales to wire companies
(**) Excludes CIMAF-CABOS (cables)

The domestic market showed shrinkage in sales volumes during the 1st Quarter of 2002 compared to the same Quarter the previous; year, due to lower economic activity levels in late 2001 as well as power rationing.

The Company offset this drop through an expressive increase in exports that were not adversely affected by the protectionist measures introduced by the USA. In March 2002, we reached the monthly export record for wire rod used for steel cord, used to manufacture radial tires.

05.01 - COMMENTS ON CORPORATE PERFORMANCE

Earnings

The table below presents the financial highlights and some indicators for the Parent Company.

Table 3
Financial Highlights - Parent Company

	2002 1st Q	2001 4th Q	Δ%	2001 1st Q	Δ%
R$ million					
Gross Revenues	455.9	430.7	5.9	379.7	20.1
Net Revenues	**352.2**	**330.9**	6.4	**290.0**	21.4
Domestic market	293.7	287.7	2.1	239.6	22.6
Exports	58.5	43.2	35.4	50.5	15.8
Operating Profit (EBIT)	**93.6**	**110.2**	(15.1)	**60.0**	56.0
Financial revenues	15.6	21.5	(27.4)	12.6	23.8
Financial expenditures	(24.8)	(27.9)	(11.1)	(23.7)	4.6
Monetary and foreign exchange variations	4.9	(35.0)		8.9	(44.9)
Equity earnings	38.3	35.9	6.7	10.5	264.8
Net profit	**82.1**	**29.9**	174.6	**41.6**	97.4
Cash flow generation (EBITDA)	**112.8**	**129.4**	(12.8)	**78.1**	44.4
Investments	27.2	59.9	(54.6)	19.6	38.8
(Reduction in operating working capital)	(23.5)	66.5		42.9	
Net debt	381.6	363.5	5.0	155.6	145.3
Net equity	2,087.9	2,005.8	4.1	1,932.6	8.0
Total assets	3,433.4	3,331.8	3.0	3,232.3	6.2
ROCE (%)	21.8	26.3		13.7	
ROE (%)	16.1	5.9		8.7	
Per 1,000 shares					
Net profit	12.14	4.42	174.7	6.15	97.4
Net equity	308.74	296.60	4.1	285.78	8.0
Employees	2,966	2,986	(0.7)	2,990	(0.8)

The increase in the net revenues and the operating profits of the Parent Company are due partially to the realignment of the prices on the domestic market due to rising production costs, in addition to to better product mix and higher export volumes.

05.01 - COMMENTS ON CORPORATE PERFORMANCE

The cash flow generation (EBITDA) of the Parent Company rose 44.4% to R$ 113 million during the 1st Quarter, with to margin of 32.0% on net revenues.

The EBITDA margin for the 1st Quarter of 2002 posted an increase of 5.1% over the EBITDA margin for the same period the previous year.

The net profit of Belgo reached R$ 82.1 mllion, up 97.4%.

The equity earnings progressed mainly through the contributions from BMP and the effects of the increase in value of the Real on the debt of the Guilman-Amorim Hydroelectric Plant.

Parent Company Margins

During the four Quarters of 2001 and the 1st Quarter of 2002


20.7
18.5
26.0
33.3
26.6
1Q01
2Q
3Q
4Q *
1Q02
EBIT Margin
26.9
24.7
31.4
39.1
32.0
1Q01
2Q
3Q
4Q *
1Q02
EBITDA Margin
14.3
16.0
21.2
9.0
23.3
1Q01
2Q
3Q
4Q **
1Q02
Net Margin

* The EBIT and EBITDA margins were affected during the 4th Quarter of 2001 by the reversal of the R$ 29 million in provisions rated as excessive during the three previous Quarters

** Margin trimmed by the extraordinary provision of R$ 120 million for possible losses at Acindar (Argentina)

05.01 - COMMENTS ON CORPORATE PERFORMANCE

Consolidated debt down by 7.7%

The Table below gives the composition, profile and currency of the financing of the Company:

Table 4
Debt composition
(R$ million)

	1st Q 2002			4th Q 2001
	R$	US$	Total	Total
Belgo	426.2	(44.6)	381.6	363.5
BMP and Itaúna	178.4	29.0	207.4	240.0
Wire Plants	3.1	46.8	49.9	88.5
Guilman Amorim Hydroelectric Plant	(20.8)	195.3	174.5	185.6
Others	11.7	(16.6)	(4.9)	(2.0)
Total Net Debt	**598.6**	**209.9**	**808.5**	**875.6**
- Short term debt (financial investment)	138.6	(301.1)	(162.5)	89.8
- Long term debt	460.0	511.0	971.0	785.8

The reduction in the consolidated net debt was due mainly to the amortizations at BMP and the Wire Plants, with in-house cash flow generation.

Parent Company Cash Flow

The cash flow from the operating activities reached R$ 115 million.

The investments in subsidiariess (property, plant and equipment / deferred) reached R$ 45 million.

In January 2002, R$ 56.5 million was paid out as Interest on Equity, net of income tax.

Consequently, this resulted in an increase in cash on hand and banks of some R$ 10 million, compared to R$ 5 million in the same periood the previous year.

Table 5
Cash Flow Statement - Parent Company (R$ million)

	2002 1st Q	2001 4th Q	Δ%	2001 1st Q	Δ%
Net profit	82.1	29.9	174.6	41.6	97.4
Depreciations / Amortizations	19.3	19.2	0.5	18.1	6.6
Stakes in subsidiary companies	(38.3)	(35.9)	6.7	(10.5)	264.8
Earnings on divestment of permanent asset, net of income tax and social security (deferred)	(0.1)	5.1		(0.1)	0.0
	26.0	(68.8)		21.8	19.3
Others (mainly interest and foreign exchange variations)	28.1	103.6	(72.9)	36.5	(23.0)
(Increases) reductions in assets:					
Customers	14.0	34.5	(59.4)	(20.9)	
Inventory	(7.1)	(22.4)	(68.3)	2.2	
Other assets	(37.0)	(8.0)	362.5	(17.2)	115.1
Increases (reductions) in liabilities:					
Suppliers	14.7	7.5	96.0	(14.5)	(201.4)
Other liabilities	13.1	(42.7)	(130.7)	(5.4)	(342.6)
Cash flow - operating activities	**114.8**	**22.0**	421.8	**51.6**	122.5
(Acquisition) divestment of investments	(16.6)	(42.9)	(61.3)	(31.1)	(46.6)
(Acquisition) divestment of property, plant, equipment and deferred	(28.2)	(60.4)	(53.3)	(12.7)	122.0
Cash flow from investment activities	**(44.8)**	**(103.3)**	(56.6)	**(43.8)**	2.3
Increase (reduction) in loans and financing	2.9	2.4	20.8	(3.1)	(193.5)
Emission (redemption) of debentures and others	(6.1)	0.0		0.0	
Payment of dividends/Interest on Equity	(56.5)	0.0		0.0	
Cash flow from financial activities	**(59.7)**	**2.4**	(2.587.5)	**(3.1)**	1.825.8
Increase (reduction) in cash on hand and banks	**10.3**	**(78.9)**	(113.1)	**4.7**	119.1
Cash on hand and banks at start of period	386.3	465.2	(17.0)	523.9	(26.3)
Cash on hand and banks at end of period	396.6	386.3	2.7	528.6	(25.0)

05.01 - COMMENTS ON CORPORATE PERFORMANCE

Parent Company and BMP (*Pro Forma*)

As the management of Belgo expects to complete the restructuring project for the Mendes Júnior Siderurgia S/A during the current year, we present the operating data on to *pro forma* basis, with financial data and some liquidity and profitability indicators, including the wholly-owned subsidiary and the Lessee of the assets of BMP – Belgo Mineira Participação Ind. e Comércio Ltda., as though it had been taken over, consequently representing the Belgo Steel Sector.

Table 6
Operating and Financial Data (Belgo + BMP)

	Unit	2000	2001					2002
			1st Q	2nd Q	3rd Q	4th Q	Year	1st Q
Crude Steel output	tons/000	2,401.5	672.3	643.5	661.5	689.8	2,667.1	695.3
Volume of products sold	tons/000	2,391.7	600.0	651.2	666.7	568.0	2,485.9	616.9
Employees		4,318	4,168	4,193	4,054	4,061	4,061	4,096
Gross revenues	R$/mm	1,898.5	492.2	562.0	666.0	583.3	2,303.5	633.5
Net revenues	R$/mm	1,460.9	376.5	424.8	510.1	448.2	1,759.6	488.9
Net profit	R$/mm	433.5	115.0	131.8	192.2	181.1	620.1	185.5
Operating Profit - EBIT	R$/mm	263.5	75.3	80.9	139.4	144.6	440.2	137.3
EBIT per ton sold	R$	110.2	125.5	124.2	209.1	254.6	177.1	222.6
EBITDA	R$/mm	337.8	94.6	101.1	160.1	165.5	521.3	158.1
Equity earnings	R$/mm	144.8	19.5	24.4	18.8	21.5	84.2	13.2
Current net profit (1)	R$/mm	183.5	41.6	48.4	75.7	110.4	276.1	82.1
Gross margin	%	29.7	30.5	31.0	37.7	40.4	35.2	37.9
Operating margin - EBIT	%	18.0	20.0	19.0	27.3	32.3	25.0	28.1
EBITDA margin	%	23.1	25.1	23.8	31.4	36.9	29.6	32.3
Net margin (1)	%	12.6	11.0	11.4	14.8	24.6	15.7	16.8
Net debt/Net equity	%	18.6	20.2	17.5	14.5	30.3	30.3	28.3

(1) before extraordinary earnings

05.01 - COMMENTS ON CORPORATE PERFORMANCE

Consolidated earnings – Belgo Companies

Table 7

	2002 1st Q	2001 4th Q	Δ%	2001 1st Q	Δ%
R$ 000					
Gross revenues	862.4	792.6	8.8	668.2	29.1
Net revenues	**670.0**	**612.1**	9.5	**513.0**	30.6
Domestic market	563.5	524.3	7.5	442.4	27.4
Exports	106.5	87.8	21.3	70.5	51.1
Operating profits (EBIT)	**192.1**	**208.7**	(8.0)	**118.1**	62.7
Financial revenues	24.6	19.9	23.6	20.0	23.0
Financial expenditures	(41.8)	(48.5)	(13.8)	(42.9)	(2.6)
Monetary and foreign exchange variations	(8.2)	(36.6)	(77.6)	(22.4)	(63.4)
Equity earnings	11.6	40.3	(71.2)	10.9	6.4
Non-operating revenues (expenses)	(17.8)	(28.2)	(36.9)	(14.1)	26.2
Net profits	**99.7**	**60.4**	65.1	**42.5**	134.6
Group portion	82.9	28.6	189.9	41.0	102.2
Cash flow generation (EBITDA)	**228.0**	**241.0**	(5.4)	**148.4**	53.6
Investments	43.0	81.5	(47.2)	31.9	34.8
Increase (reduction) in operating working capital	(14.9)	26.6		106.2	
Net debt	808.5	875.6	(7.7)	651.1	24.2
Net equity	2,293.5	2,205.5	4.0	2,110.6	8.7
- *Non-controlling shareholders*	217.7	205.3	6.0	189.1	15.1
- Group portion	2,075.8	2,000,.2	3.8	1,921.5	8.0
Total assets	4,444.0	4,349.1	2.2	4,038.8	10.0
Employees	7,182	7,184	(0.0)	7,688	(6.6)

05.01 - COMMENTS ON CORPORATE PERFORMANCE

Consolidated Data – Wires Sector

Table 8
Selected Data - BBA + Jossan + BMB (R$ million)

	2002	2001	Δ%	2001	Δ%
	1st Q	4th Q		1st Q	
R$ 000					
Gross revenues	311.1	301.0	3.4	263.8	17.9
Net revenues	**240.0**	**231.0**	3.9	**203.0**	18.2
Domestic market	224.5	213.6	5.1	185.8	20.8
Exports	15.5	17.4	(10.9)	17.2	(9.9)
Operating profit (EBIT)	**47.8**	**49.3**	(3.0)	**39.0**	22.6
Financial revenues	1.2	(0.5)		1.9	(36.8)
Financial expenditures	(4.1)	(3.8)	7.9	(4.5)	(8.9)
Monetary and foreign exchange variations	(0.8)	8.2		(8.6)	(90.7)
Net profit	**32.4**	**38.3**	(15.4)	**21.3**	52.1
Group portion	19.1	21.9	(12.8)	13.0	46.9
Equity earnings	2.7	191.0		1.9	42.1
Cash flow generation (EBITDA)	**58.9**	**56.6**	4.1	**45.9**	28.3
Investments	4.6	7.4	(37.8)	10.7	(57.0)
Net debt	50.0	88.5	(43.5)	117.7	(57.5)
Employees	2,297	2,304	(0.3)	2,416	(4.9)

05.01 - COMMENTS ON CORPORATE PERFORMANCE

Capitals Market

During the 1st Quarter of 2002, 31 million Common Shares (BELG3) were traded on the Sao Paulo Stock Exchange (BOVESPA) as well as 97 million Preferred Shares (BELG4).

The total volume of transactions reached R$ 17 milllion in 605 trades.

The Common and Preferred shares rose by 23.85% and 24.77% respectively, compared to the -2.37% variation in the São Paulo Stock Exchange Index (IBOVESPA).

The market value of Belgo on March 31, 2002 was R$ 1,151.9 million, compared to R$ 926.8 million on December 31, 2001.

Table 9
Market Indicators

		2000	2001				2002
		4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q
Closing prices	ON	129.00	146.00	119.40	97.00	130.00	161.00
R$ / 1,000 shares	PN	130.99	172.00	134.89	101.50	146.67	183.10
Market value (R$ million)		878.0	1,061.6	851.7	668.8	926.8	1,151.9
Per 1,000 shares							
Net Profit		85.10	6.21	7.24	11.30	4.42	12.14
Net Equity		279.77	285.78	291.19	302.38	296.60	308.74

.01 - IDENTIFICATION

. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

.01 - OWNERSHIP INTEREST ON SUBSIDIARIES AND/OR AFFILILIATES

. ITEM	2. COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTRATION NUMBER	4 - CLASSIFICATION	5 - % CAPITAL STOCK	6 -% NET WORTH INVESTOR
- COMPANY TYPE		8 - NUMBER OF SHARES IN THE QUARTER (Thousand)	9 - NUMBER OF SHARES IN THE PREVIOUS QUARTER (Thousand)		
02	BELGO BEKAERT ARAMES S.A.	61.074.506/0001-30	CLOSED SUBSIDIARY	54,85	9,90
ꞁDUSTRIAL, COMMERCIAL AND OTHERS		346.876	346.876		
03	BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.	00.664.902/0001-22	CLOSED SUBSIDIARY	99,99	4,81
ꞁDUSTRIAL, COMMERCIAL AND OTHERS		29.704	29.704		

00396-4 COMPANHIA SIDERÚRGICA BELGO-MINEIRA 24.315.012/0001-73

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE DEBENTURES ISSUE

1 - ITEM	01
2 - SEQUENCIAL NUMBER	5
3 - CVM'S REGISTRATION NUMBER	
4 - DATE OF CVM'S REGISTRATION	
5 - SERIES	5ª
6 - TYPE OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PRIVATE
8 - DATE OF ISSUE	03/01/2000
9 - MATURITY DATE	03/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITIONS OF REMUNERATION	TJLP + 5% PER YEAR
12 - PREMIUM / DISCOUNT	
13 - FACE VALUE (Reais)	1.000,00
14 - AMOUNT ISSUED (Thousand Reais)	51.000
15 - DEBENTURES ISSUED (UNIT)	51.000
16 - DEBENTURES SUBSCRIBED (UNIT)	50.959
17 - DEBENTURES IN TREASURY (UNIT)	0
18 - DEBENTURES REPURCHASED (UNIT)	0
19 - DEBENTURES CONVERTED (UNIT)	41
20 - DEBENTURES TO BE ISSUED (UNIT)	0
21 - DATE OF THE LAST REPACTUATION	
22 - DATE OF THE NEXT EVENT	03/01/2003

17.01 - SPECIAL REVIEW REPORT – NO RESERVATIONS

April 26, 2002

To the Management and Shareholders
Companhia Siderúrgica Belgo-Mineira

1 We have undertaken limited reviews of the accounting information in the Quarterly Report (ITR - *Informações Trimestrais*) issued by Companhia Siderúrgica Belgo-Mineira covering the quarters and periods ending on March 31, 2001 and 2000, prepared under the responsibility of its Management.

2 Our reviews were undertaken in accordance with the specific standards established by the Brazilian Independent Auditors Institute (IBRACON - *Instituto dos Auditores Independentes do Brasil*) together with the Federal Accounting Board (*Conselho Federal de Contabilidade*) and consisted mainly of (a) questions and discussions with the managers in charge of the accounting, financial and operating areas of the Company in terms of the main criteria adopted for the preparation of the Quarterly Reports and (b) an examination of the main items of information and the subsequent events that have had or could have significant effects on the financial standing and operations of the Company.

3 Based on our limited reviews, we are unaware of any relevant modification that should be made to the above-mentioned Quarterly Report in order to ensure compliance with the accounting principles stipulated under Brazilian Company Law and applicable to the preparation of the Quarterly Reports, pursuant to the rules issued by the Brazilian Securities Commission (CVM).

4 As mentioned in Explanatory Note No. 5 (c), Belgo-Mineira Participação Indústria e Comércio S.A. completed the negotiations and signatures of the agreements involving the acquisition of the credits held by certain creditors against Mendes Júnior Siderurgia S.A., in the amount of R$ 299,158,000. A proposal was presented to the other creditors of Mendes Júnior Siderurgia S.A. covering the acquisition of the outstanding credits, with negotiations under way. The continuation of the operations of this subsidiary company and the recovery of the above-mentioned credits depend on the maintenance of the process of acquiring stock control of this company by the subsidiary company.

17.01 - SPECIAL REVIEW REPORT - NO RESERVATIONS

5 As mentioned in Explanatory Note No. 5 (d), during the 2000 and 2001 financial years, Belgo-Mineira Uruguay S.A. acquired 20.44% of the capital of Acindar Industria Argentina de Aceros Sociedad Anónima. The economic situation in Argentina has had a significant impact since December 2001. The facts are still emerging and some actions have been announced by the Argentine Government. The continuation of the operations of this associated company and the recovery of the assets depend on the outcome of the economic and political situation in Argentina, as well as talks with the creditors. The Company has set aside a provision deemed sufficient by the Management to cover ant possible future losses through Acindar.

6 The Quarterly Reports also contain accounting information on the quarter ending on December 31, 2001. We examined this information during its preparation, in connection with the examination of the Financial Statements on this date, on which we issued our Report on February 15, 2002, with no reservations and with paragraphs stressing the matters mentioned in Paragraphs 4 and 5 above.

PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Accountant CRC RS044214 "S" MG

.01 - IDENTIFICATION

. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

JBSIDIARY/AFFILIATE

OMPANY NAME
ELGO BEKAERT ARAMES S.A.

.01 - INCOME STATEMENT FOR THE QUARTER (IN THOUSANDS OF REAIS)

. CODE	2. DESCRIPTION	3. 01/01/2002 to 03/31/2002	4. 01/01/2002 to 03/31/2002	5. 01/01/2001 to 03/31/2001	6. 01/01/2001 to 03/31/2001
.01	GROSS REVENUES FROM SALES AND/OR SERVICES	249.709	249.709	213.633	213.633
.02	SALES DEDUCTIONS	(56.960)	(56.960)	(49.754)	(49.754)
.03	NET REVENUES FROM SALES AND/OR SERVICES	192.749	192.749	163.879	163.879
.04	COST OF GOODS AND/OR SERVICES SOLD	(151.423)	(151.423)	(129.246)	(129.246)
.05	GROSS PROFIT	41.326	41.326	34.633	34.633
.06	OPERATING EXPENSES/REVENUES	(9.943)	(9.943)	(16.597)	(16.597)
.06.01	SELLING EXPENSES	(5.650)	(5.650)	(5.290)	(5.290)
.06.02	GENERAL OR ADMINISTRATIVE EXPENSES	(2.769)	(2.769)	(2.583)	(2.583)
.06.03	FINANCIAL	(4.160)	(4.160)	(9.013)	(9.013)
.06.03.01	FINANCIAL INCOME	766	766	3.336	3.336
.06.03.02	FINANCIAL CHARGES	(4.926)	(4.926)	(12.349)	(12.349)
.06.04	OTHER OPERATING REVENUES	1.265	1.265	831	831
.06.05	OTHER OPERATING EXPENSES	(5.845)	(5.845)	(4.306)	(4.306)
.06.06	EQUITY INCOME	7.216	7.216	3.764	3.764
.07	OPERATING INCOME	31.383	31.383	18.036	18.036
.08	NON OPERATING INCOME	(370)	(370)	(17)	(17)
.08.01	REVENUES	30	30	298	298
.08.02	EXPENSES	(400)	(400)	(315)	(315)
.09	INCOME BEFORE TAXES AND PROFIT SHARING	31.013	31.013	18.019	18.019
.10	INCOME TAX AND SOCIAL CONTRIBUTION ALLOWANCES	(5.792)	(5.792)	(3.495)	(3.495)
.11	DEFERRED INCOME TAX	0	0	0	0
.12	PROFIT SHARING AND STATUTORY CONTRIBUTIONS	(1.585)	(1.585)	(1.149)	(1.149)

.01 - IDENTIFICATION

. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

JBSIDIARY/AFFILIATE

OMPANY NAME
ELGO BEKAERT ARAMES S.A.

.01 - INCOME STATEMENT FOR THE QUARTER (IN THOUSANDS OF REAIS)

. CODE	2. DESCRIPTION	3. 01/01/2002 to 03/31/2002	4. 01/01/2002 to 03/31/2002	5. 01/01/2001 to 03/31/2001	6. 01/01/2001 to 03/31/2001
.12.01	PROFIT SHARING	(1.569)	(1.569)	(1.149)	(1.149)
.12.02	CONTRIBUTIONS	(16)	(16)	0	0
.13	REVERSAL OF INTEREST ON EQUITY	0	0	0	0
.15	PROFIT/LOSS FOR THE PERIOD	23.636	23.636	13.375	13.375
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	632.391	632.391	632.391	632.391
	INCOME PER SHARE	0,03738	0,03738	0,02115	0,02115
	LOSS PER SHARE				

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDARY/AFFILIATE

SUBSIDARY/AFFILIATE: BELGO BEKAERT ARAMES S.A.

Production and sales

Production reached 130,400 tons, 2.8% less than for the 1st quarter of 2001, due mainly to lower sales volumes.

Sales topped 116,800 tons, down 5.1% compared to sales for the 1st quarter of 2001, undermined by electricity rationing and a lackluster industrial performance during the 1st quarter of 2002.

Earnings

The net revenues of the Company rose by 17.6% to R$ 192.7 million during the 1st quarter of 2002, spurred by a better sales mix, together with products based on high technology and an unwavering focus on customer services, in addition to the recovery of the foreign exchange rate during 1st quarter of 2002, specifically for the international market.

The operating earnings (EBIT) for the 1st quarter rose to R$ 28.3 million, up 21.7% over the R$ 23.3 million posted for the 1st quarter of 2001, due to higher net sales and more effective management of costs and expenses.

The net profit for the 1st quarter of R$ 23.6 million was 76.7% higher than the R$ 13.4 million posted for the 1st quarter of 2001, boosted by higher operating earnings and lower financial expenditures.

The cash-flow generation (EBITDA) reached R$ 36.3 million, compared to R$ 27.3 million for the 1st quarter of 2001, reflecting an increase of 33.2%.

Investments

The Company invested some R$ 4.0 million during the 1st quarter of 2002, mainly in new projects, products with higher added value and upgraded working conditions, in parallel to environmental enhancement, information technology and better customer services.

.01 - IDENTIFICATION

. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

IBSIDIARY/AFFILIATE

OMPANY NAME
ELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

.01 - INCOME STATEMENT FOR THE QUARTER (IN THOUSANDS OF REAIS)

. CODE	2. DESCRIPTION	3. 01/01/2002 to 03/31/2002	4. 01/01/2002 to 03/31/2002	5. 01/01/2001 to 03/31/2001	6. 01/01/2001 to 03/31/2001
.01	GROSS REVENUES FROM SALES AND/OR SERVICES	182.826	182.826	115.414	115.414
.02	SALES DEDUCTIONS	(42.119)	(42.119)	(26.734)	(26.734)
.03	NET REVENUES FROM SALES AND/OR SERVICES	140.707	140.707	88.680	88.680
.04	COST OF GOODS AND/OR SERVICES SOLD	(81.171)	(81.171)	(59.645)	(59.645)
.05	GROSS PROFIT	59.536	59.536	29.035	29.035
.06	OPERATING EXPENSES/REVENUES	(21.128)	(21.128)	(32.929)	(32.929)
.06.01	SELLING EXPENSES	(1.807)	(1.807)	(1.006)	(1.006)
.06.02	GENERAL OR ADMINISTRATIVE EXPENSES	(2.497)	(2.497)	(2.136)	(2.136)
.06.03	FINANCIAL	(5.341)	(5.341)	(19.151)	(19.151)
.06.03.01	FINANCIAL INCOME	1.632	1.632	80	80
.06.03.02	FINANCIAL CHARGES	(6.973)	(6.973)	(19.231)	(19.231)
.06.04	OTHER OPERATING REVENUES	1.875	1.875	3.032	3.032
.06.05	OTHER OPERATING EXPENSES	(13.358)	(13.358)	(13.668)	(13.668)
.06.06	EQUITY INCOME	0	0	0	0
.07	OPERATING INCOME	38.408	38.408	(3.894)	(3.894)
.08	NON OPERATING INCOME	(913)	(913)	(11.419)	(11.419)
.08.01	REVENUES	104	104	59	59
.08.02	EXPENSES	(1.017)	(1.017)	(11.478)	(11.478)
.09	INCOME BEFORE TAXES AND PROFIT SHARING	37.495	37.495	(15.313)	(15.313)
.10	INCOME TAX AND SOCIAL CONTRIBUTION ALLOWANCES	(12.399)	(12.399)	6.392	6.392
.11	DEFERRED INCOME TAX	0	0	0	0
.12	PROFIT SHARING AND STATUTORY CONTRIBUTIONS	0	0	0	0

.01 - IDENTIFICATION

. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERURGICA BELGO-MINEIRA	24.315.012/0001-73

JBSIDIARY/AFFILIATE

OMPANY NAME
ELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

.01 - INCOME STATEMENT FOR THE QUARTER (IN THOUSANDS OF REAIS)

. CODE	2. DESCRIPTION	3. 01/01/2002 to 03/31/2002	4. 01/01/2002 to 03/31/2002	5. 01/01/2001 to 03/31/2001	6. 01/01/2001 to 03/31/2001
.12.01	PROFIT SHARING	0	0	0	0
.12.02	CONTRIBUTIONS	0	0	0	0
.13	REVERSAL OF INTEREST ON EQUITY	0	0	0	0
.15	PROFIT/LOSS FOR THE PERIOD	25.096	25.096	(8.921)	(8.921)
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	29.706	29.706	29.706	29.706
	INCOME PER SHARE	0,84481	0,84481		
	LOSS PER SHARE			(0,30031)	(0,30031)

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDARY/AFFILIATE

SUBSIDARY/AFFILIATE: BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

Production/Sales

The output of rolled products reached 184,700 tons, close to the 187,300 tons produced during the same period in 2001.

Costs were 8.0% higher than in 2001, due to rising prices for raw materials and feedstock, such as: pig iron, scrap, electricity (additional purchases due to rationing through January 2002), natural gas and labor, in addition to a higher-grade mix on the domestic market.

Sales on the domestic market reached 149,600 tons, up 9.2% over the same period in 2001 at 137,000 tons.

Total sales were 21.7% higher than for the same period in 2001, driven by larger export volumes.

Prices rose by 32.43%, due to higher costs during the 2nd half of 2001.

Earnings

The 21.7% increase in sales volumes brought net revenues up to R$ 140.7 million, 58.7% higher than over the same period in 2001, when net revenues reached R$ 88.7 million.

The operating earnings (EBIT) reached R$ 43.7 million compared to R$ 15.3 million in 2001, reflecting an increaser of 185.6% that was driven by rising volumes and higher prices on the domestic market, in parallel to the cost-cutting plan implemented during electricity rationing that is still in effect.

The net earnings reached R$ 25.1 million, compared to R$ (8,9) million over the same period the previous year, setting a new corporate record for this period.

The cash-flow generation (EBITDA) reached R$ 45.3 million, well above the R$ 16.5 million posted for 2001 and already analyzed in the Operating Earnings.

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDARY/AFFILIATE

SUBSIDARY/AFFILIATE: BELGO MINEIRA PARTICIPAÇÃO IND. COM. S.A.

Net Debt

Down by R$ 40.0 million, despite the acquisition of the MJS credits, offset by the advance for the Capital Increase by the Parent Company and the cash-flow generation by the mill. The debt level of R$ 209.7 million is compatible with the cash-flow generation forecast for subsequent years.

Investments

The Company allocated investments of R$ 4.5 million, boosting its nail production capacity and upgrading the quality of the finish on its products for the industrial sector (wire rod, bars, etc).

01.01 - IDENTIFICATION

1. CVM CODE	2. COMPANY NAME	3. GENERAL TAXPAYERS NUMBER
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

INDEX